Baytex Energy Trust
Management’s Discussion and Analysis
For the three months and six months ended June 30, 2010
Dated August 11, 2010

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Trust (“Baytex” or the “Trust”) for the three months and six months ended June 30, 2010. This information is provided as of August 11, 2010. In this MD&A, references to “Baytex”, the “Trust”, “we”, “us” and “our” and similar terms refer to Baytex Energy Trust and its subsidiaries on a consolidated basis, except where the context requires otherwise. The second quarter results have been compared with the corresponding period in 2009. This MD&A should be read in conjunction with the Trust’s unaudited consolidated comparative financial statements for the three months and six months ended June 30, 2010 and 2009, and its audited consolidated comparative financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, and the Annual Information Form (“AIF”) for the year ended December 31, 2009. These documents and additional information about the Trust are available on SEDAR at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except for percentage and per unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

Non-GAAP Financial Measures

The Trust evaluates performance based on net income and funds from operations. Funds from operations is not a measurement based on Generally Accepted Accounting Principles in Canada (“GAAP”), but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Trust’s determination of funds from operations may not be comparable with the calculation of similar measures for other issuers. The Trust considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future distributions to unitholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see “Funds from Operations, Payout Ratio and Distributions”.

Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized gains or losses on financial derivative contracts)), the principal amount of long-term debt and the balance sheet amount of the convertible debentures.

Operating netback is a non-GAAP metric commonly used in the oil and gas industry. This measurement helps management and investors to evaluate the specific operating performance by product. There is no standardized measure of operating netback and therefore operating netback as presented may not be comparable to similar measures presented by other issuers. Operating netback is equal to product revenue less royalties, operating expenses and transportation expenses divided by barrels of oil equivalent.

Outlook – Economic Environment

The second quarter of 2010 was marked by fluctuations in the financial and commodity markets which were largely the result of concerns about European sovereign debt. The spot price for West Texas Intermediate (“WTI”) at June 30, 2010 was US$75.63/bbl after recovering from a low in late May of US$68.01/bbl. Despite this price volatility, the current economic environment outlook continues to show signs of stabilization and recovery. In this economic environment, Baytex is focused on the following objectives: preserving balance sheet strength and liquidity, maintaining and, where possible, profitably expanding its productive capacity and delivering a sustainable distribution to its unitholders.

We completed a number of transactions to strengthen our business during the three months ended June 30, 2010. Through a series of transactions, we acquired approximately 900 barrels per day of heavy oil production at accretive metrics, added to our heavy oil development inventory, and enhanced our internal financing structure as we look forward to the coming conversion back to a corporate legal entity form at year-end 2010. In June 2010, we also expanded our borrowing capacity by amending our revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011, and add a one-year term out following the revolving period.

Results of Operations

Production

	Three Months Ended June 30			Six Months Ended June 30
Daily Production	2010	2009	Change	2010	2009	Change
Light oil and NGL (bbl/d)	6,443	7,073	(9%)	6,551	7,096	(8%)
Heavy oil (bbl/d) (1)	28,263	23,284	21%	27,773	23,357	19%
Natural gas (mmcf/d)	56.4	60.2	(6%)	56.7	57.7	(2%)
Total production (boe/d)	44,104	40,387	9%	43,766	40,076	9%

Production Mix
Light oil and NGL	15%	18%	-	15%	18%	-
Heavy oil	64%	58%	-	63%	58%	-
Natural gas	21%	24%	-	22%	24%	-

(1) Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the three months ended June 30, 2010, heavy oil sales volumes were 73 bbl/d higher than production volumes (three months ended June 30, 2009 – 157 bbl/d higher). For the six months ended June 30, 2010, heavy oil sales volumes were 118 bbl/d higher than production volumes (six months ended June 30, 2009 – 130 bbl/d lower).

Production for the three months ended June 30, 2010 totaled 44,104 boe/d, as compared to 40,387 boe/d for the same period in 2009. Light oil and natural gas liquids (“NGL”) production for the second quarter of 2010 decreased by 9% to 6,443 bbl/d from 7,073 bbl/d a year earlier due to production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the second quarter of 2010 increased by 21% to 28,263 bbl/d from 23,284 bbl/d a year ago primarily due to the acquisition of producing assets and from increased production at Seal. Natural gas production decreased by 6% to 56.4 mmcf/d for the second quarter of 2010, as compared to 60.2 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Production for the six months ended June 30, 2010 totaled 43,766 boe/d, as compared to 40,076 boe/d for the same period in 2009. Light oil and NGL production for the six months ended June 30, 2010 decreased by 8% to 6,551 bbl/d from 7,096 bbl/d a year earlier due to production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the six months ended June 30, 2010 increased by 19% to 27,773 bbl/d from 23,357 bbl/d a year ago primarily due to the acquisition of producing assets and from increased production at Seal. Natural gas production decreased by 2% to 56.7 mmcf/d for the six months ended June 30, 2010, as compared to 57.7 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Commodity Prices

Crude Oil

For the first six months of 2010, the price of WTI fluctuated between a low of US$68.01/bbl and a high of US$86.84/bbl. This change reflects the relatively high price volatility that existed in the second quarter of 2010, as expectations of a global economic recovery gave way to concerns about European sovereign debt and potential slowing of economic growth. From mid-May 2010, WTI rallied to end the second quarter at US$75.63/bbl on improving US demand and signs that the global economic recovery was continuing, albeit at a slower pace. As shown in the table below, the average price of WTI for the three months ended June 30, 2010 was US$78.03/bbl, or 31% higher than the second quarter of 2009. For the six months ended June 30, 2010, the average price of WTI was US$78.37/bbl or 53% higher than the six months ended June 30, 2009.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, increased by 6% in the three months ended June 30, 2010 from first quarter levels.  The increase in differentials resulted from both scheduled and unscheduled refinery turnarounds in the second quarter, as well as the effects of pipeline line-fill that temporarily increased demand for WCS in the first quarter of 2010. During the six months ended June 30, 2010, the heavy oil price differential was 15% as compared to 17% in the first six months of 2009. In general, demand for Canadian heavy crude continues to be robust, with a growing list of US refineries being reconfigured to process heavy Canadian crude.

Natural Gas

For the three months ended June 30, 2010, AECO natural gas prices averaged $3.86/mcf, as compared to $3.66/mcf in the same period last year. Natural gas prices remained subdued for much of the second quarter of 2010 due to comparatively high gas inventories, as well as growing drilling and natural gas production in the United States. As a result, prompt natural gas prices remained depressed for much of the second quarter 2010; however, hot weather over the southern and eastern United States in June increased gas demand for power generation and buoyed gas prices at the end of the quarter. For the six months ended June 30, 2010, the average AECO natural gas price was comparable to 2009, averaging $4.61/mcf, as compared to $4.65/mcf in the same period last year.

	Three Months Ended June 30			Six Months Ended June 30
Benchmark Averages	2010	2009	Change	2010	2009	Change

WTI oil (US$/bbl) (1)	$78.03	$59.51	31%	$78.37	$51.29	53%
WCS heavy oil (US$/bbl) (2)	$63.94	$52.19	23%	$66.81	$43.17	55%
Heavy oil differential (3)	(18%)	(12%)	-	(15%)	(17%)	-
USD/CAD average exchange rate	0.9733	0.8568	14%	0.9671	0.8290	17%
Edmonton par oil ($/bbl)	$75.46	$66.15	14%	$77.88	$58.26	34%
AECO natural gas price ($/mcf) (4)	$3.86	$3.66	5%	$4.61	$4.65	(1%)

Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$64.38	$54.28	19%	$66.23	$48.68	36%
Heavy oil ($/bbl) (5) (6)	$57.79	$57.81	-	$61.71	$47.53	30%
Physical forward sales contracts gain (loss) ($/bbl)	(0.20)	(6.62)	97%	(1.93)	(4.82)	60%
Heavy oil, net ($/bbl)	$57.59	$51.19	13%	$59.78	$42.71	40%
Total oil and NGL, net ($/bbl)	$58.84	$51.91	13%	$61.01	$44.10	38%

Natural gas ($/mcf) (6)	$4.07	$3.56	14%	$4.69	$4.35	8%
Physical forward sales contracts gain (loss) ($/mcf)	0.12	0.29	(59%)	0.06	0.23	(74%)
Natural gas, net ($/mcf)	$4.19	$3.85	9%	$4.75	$4.58	4%

Summary
Weighted average ($/boe) (6)	51.64	48.88	6%	55.36	43.11	28%
Physical forward sales contracts gain (loss) ($/boe)	0.03	(4.10)	101%	(1.35)	(3.00)	55%
Weighted average, net ($/boe)	$51.67	$44.78	15%	$54.01	$40.11	35%

 (1) WTI refers to the calendar monthly average based on NYMEX prompt month WTI.
 (2) WCS refers to the posting price for the benchmark WCS heavy oil.
 (3) Heavy oil differential refers to the WCS discount to WTI.
 (4) AECO refers to the AECO monthly index price published by the Canadian Gas Price Reporter.
 (5) Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6) Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above table excludes the impact of financial derivative contracts.

During the second quarter of 2010, Baytex’s average sales price for light oil and NGL was $64.38/bbl, up 19% from $54.28/bbl in the second quarter of 2009. Baytex’s realized heavy oil price during the second quarter of 2010, prior to physical forward sales contracts, was $57.79/bbl, or 88% of WCS. This compares to a realized heavy oil price in the second quarter of 2009, prior to physical forward sales contracts, of $57.81/bbl, or 95% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the second quarter of 2010 was $57.59/bbl, up 13% from $51.19/bbl in the second quarter of 2009. Baytex’s realized natural gas price for the three months ended June 30, 2010 was $4.07/mcf, prior to physical forward sales contracts, and $4.19/mcf inclusive of physical forward sales contracts (three months ended June 30, 2009 - $3.56/mcf prior and $3.85/mcf inclusive of physical forward sales contracts.)

For the first six months of 2010, Baytex’s average sales price for light oil and NGL was $66.23/bbl, up 36% from $48.68/bbl in the first six months of 2009. Baytex’s realized heavy oil price during the first six months of 2010, prior to physical forward sales contracts, was $61.71/bbl, or 89% of WCS. This compares to a realized heavy oil price in the first six months of 2009, prior to physical forward sales contracts, of $47.53/bbl, or 91% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first six months of 2010 was $59.78/bbl, up 40% from $42.71/bbl in the first six months of 2009. Baytex’s realized natural gas price for the six months ended June 30, 2010 was $4.69/mcf, prior to physical forward sales contracts, and $4.75/mcf inclusive of physical forward sales contracts (six months ended June 30, 2009 - $4.35/mcf prior and $4.58/mcf inclusive of physical forward sales contracts).

Revenue

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for %)	2010	2009	Change	2010	2009	Change
Oil revenue
Light oil and NGL	$37,749	$34,937	8%	$78,533	$62,520	26%
Heavy oil	148,489	109,193	36%	301,780	179,543	68%
Total oil revenue	186,238	144,130	29%	380,313	242,063	57%
Natural gas revenue	21,491	21,514	0%	48,714	48,495	0%
Total oil and gas revenue	207,729	165,644	25%	429,027	290,558	48%
Sales of heavy oil blending diluent	33,835	27,595	23%	74,319	53,017	40%
Total petroleum and natural gas sales	$241,564	$193,239	25%	$503,346	$343,575	47%

Petroleum and natural gas sales increased 25% to $241.6 million for the second quarter of 2010 from $193.2 million for the same period in 2009. During this period, the change was driven by heavy oil revenues which increased by 36%, which increase was comprised of a 13% increase in realized price and a 21% increase in sales volume compared to the three months ended June 30, 2009.

For the six months ended June 30, 2010, petroleum and natural gas sales increased 47% to $503.3 million from $343.6 million for the same period in 2009. During this period, the change was driven by heavy oil revenues which increased by 68%, which increase was comprised of a 40% increase in realized price and a 19% increase in sales volume compared to the six months ended June 30, 2009.

Royalties

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Royalties	$38,614	$28,627	35%	$85,962	$50,346	71%
Royalty rates:
Light oil, NGL and natural gas	22.8%	13.4%	-	22.7%	18.4%	-
Heavy oil	17.0%	19.3%	-	19.0%	16.7%	-
Average royalty rates (1)	18.6%	17.3%	-	20.0%	17.3%	-
Royalty expenses per boe	$9.61	$7.76	24%	$10.82	$6.96	55%

(1) Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivative contracts.

Total royalties for the second quarter of 2010 increased to $38.6 million from $28.6 million in the second quarter of 2009. Total royalties for the second quarter of 2010 were 18.6% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 17.3% for the same period in 2009.

Royalties for light oil, NGL and natural gas in the three months ended June 30, 2009 were lower than expected due to a non-recurring prior period correction to royalties paid.  Royalty rates for light oil, NGL and natural gas for the three months ended June 30, 2010 are more reflective of future expectations for royalty expenses. Royalties as a percentage of revenue for heavy oil have decreased in the current quarter compared to the second quarter of 2009 due to a $1.0 million Alberta Royalty Tax Credit reassessments related to 2004 and 2005 periods.

Total royalties for the six months ended June 30, 2010 increased to $86.0 million from $50.3 million in the six months ended June 30, 2009. Total royalties for the first six months of 2010 were 20.0% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 17.3% for the same period in 2009. The increase in heavy oil royalty rates for the first six months of 2010 is due to a payout position being reached on one development project at Seal in the third quarter of 2009 as well as increases in commodity prices which impact progressive royalty rates.  Total royalties have increased as a result of these higher royalty rates plus additional volumes resulting from property acquisitions in 2009 and 2010 and increases in well productivity. Certain additional credits earned under the Alberta Royalty Drilling Credit program, which are based on drilling activity and drilling depths, are recorded as a reduction to capital expenditures, rather than as a reduction in royalties.

Financial Derivative Contracts

	Three Months Ended June 30			Six Months Ended June 30
($ thousands)	2010	2009	Change	2010	2009	Change
Realized gain (loss) on financial derivative contracts(1)
Crude oil	$2,603	$16,942	$(14,339)	$3,908	$42,607	$(38,699)
Natural gas	3,145	698	2,447	4,045	698	3,347
Foreign currency	6,660	2,830	3,830	13,107	2,314	10,793
Interest rate	-	-	-	512	-	512
Total	$12,408	$20,470	$(8,062)	$21,572	$45,619	$(24,047)

Unrealized gain (loss) on financial derivative contracts(2)
Crude oil	$19,275	$(32,511)	$51,786	$16,103	$(55,958)	$72,061
Natural gas	(2,344)	1,299	(3,643)	4,188	1,299	2,889
Foreign currency	(22,539)	10,390	(32,929)	(17,484)	5,768	(23,252)
Interest rate	(4,576)	-	(4,576)	(7,218)	-	(7,218)
Total	$(10,184)	$(20,822)	$10,638	$(4,411)	$(48,891)	$44,480

Total gain (loss) on financial derivative contracts
Crude oil	$21,878	$(15,569)	$37,447	$20,011	$(13,351)	$33,362
Natural gas	801	1,997	(1,196)	8,233	1,997	6,236
Foreign currency	(15,879)	13,220	(29,099)	(4,377)	8,082	(12,459)
Interest rate	(4,576)	-	(4,576)	(6,706)	-	(6,706)
Total	$2,224	$(352)	$2,576	$17,161	$(3,272)	$20,433

(1) Realized gain (loss) on financial derivative contracts represents actual cash settlement or receipts under the financial derivative contracts.
(2) Unrealized gain (loss) on financial derivative contracts represents the change in fair value of the financial derivative contracts during the period.

The total gain on financial derivative contracts for the second quarter was $2.2 million, as compared to a loss of $0.4 million in the second quarter of 2009. This includes realized gains of $12.4 million and unrealized mark-to-market losses of $10.2 million for the second quarter of 2010, as compared to $20.5 million in realized gains and $20.8 million in unrealized losses for the second quarter of 2009. The realized gain of $12.4 million for the three months ended June 30, 2010 is due to the realization of gains on foreign currency derivative contracts and commodity contracts as a result of decreases in crude oil and natural gas prices. The unrealized mark-to-market loss of $10.2 million for the three months ended June 30, 2010 is due to strengthening of the U.S. dollar and a decrease in floating interest rates, offset by a decrease in crude oil prices at June 30, 2010, as compared to March 31, 2010.

The total gain on financial derivative contracts for the six months ended June 30, 2010 was $17.2 million, as compared to a loss of $3.3 million in the six months ended June 30, 2009. This includes realized gains of $21.6 million and unrealized mark-to-market losses of $4.4 million for the first six months of 2010, as compared to $45.6 million in realized gains and $48.9 million in unrealized losses for the same period in 2009. The realized gain of $21.6 million for the six months ended June 30, 2010 is due to the realization of gains on foreign currency and commodity contracts as a result of decreasing oil and natural gas prices. The unrealized loss of $4.4 million for the six months ended June 30, 2010 is due to strengthening of the USD and a decrease in floating interest rates, offset by a decrease in oil and natural gas prices as compared to December 31, 2009.

Details of the risk management contracts in place as at June 30, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months and six months ended June 30, 2010.

Operating Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Operating expenses	$42,766	$39,750	8%	$85,062	$78,312	9%
Operating expenses per boe	$10.64	$10.77	(1%)	$10.71	$10.83	(1%)

Operating expenses for the second quarter of 2010 increased to $42.8 million from $39.8 million for the same period of 2009 due to an increase in production volumes. Operating expenses were $10.64 per boe for the second quarter of 2010, as compared to $10.77 per boe for the second quarter of 2009. For the second quarter of 2010, operating expenses were $10.75 per boe of light oil, NGL and natural gas and $10.58 per barrel of heavy oil, as compared to $11.40 and $9.99, respectively, for the second quarter of 2009.

Operating expenses for the six months ended June 30, 2010 increased to $85.1 million from $78.3 million for the same period of 2009 due to an increase in production volumes. Operating expenses were $10.71 per boe for the first six months of 2010, as compared to $10.83 per boe for the first six months of 2009. For the first six months of 2010, operating expenses were $11.24 per boe of light oil, NGL and natural gas and $10.41 per barrel of heavy oil, as compared to $11.64 and $10.21, respectively, for the first six months of 2009.

Transportation and Blending Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Blending expenses	$33,835	$27,595	23%	$74,319	$53,017	40%
Transportation expenses (1)	12,082	11,438	6%	23,637	23,858	(1%)
Total transportation and blending expenses	$45,917	$39,033	18%	$97,956	$76,875	27%
Transportation expense per boe (1)	$3.01	$3.10	(3%	$2.98	$3.30	(10%)

(1) Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the second quarter of 2010 were $45.9 million, as compared to $39.0 million for the second quarter of 2009. Transportation and blending expenses for the first half of 2010 were $98.0 million, as compared to $76.9 million for the first half of 2009.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the second quarter of 2010, the blending cost was $33.8 million for the purchase of 4,404 bbl/d of condensate at $84.42 per barrel, as compared to $27.6 million for the purchase of 4,275 bbl/d at $70.94 per barrel for the same period last year. In the six months ended June 30, 2010, the blending cost was $74.3 million for the purchase of 4,799 bbl/d of condensate at $85.56 per barrel, as compared to $53.0 million for the purchase of 4,535 bbl/d at $64.58 per barrel for the same period last year. The cost of blending diluent is effectively recovered in the sale price of a blended product.

Transportation expenses before blending costs were $3.01 per boe for the second quarter of 2010, as compared to $3.10 per boe for the same period of 2009. Transportation expenses were $0.93 per boe of light oil, NGL and natural gas and $4.17 per barrel of heavy oil in the second quarter of 2010, as compared to $0.63 and $4.74, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was primarily attributable to the reduced use of long-haul trucking at Seal.

Transportation expenses before blending costs were $2.98 per boe for the six months ended June 30, 2010, as compared to $3.30 per boe for the same period of 2009. Transportation expenses were $0.88 per boe of light oil, NGL and natural gas and $4.18 per barrel of heavy oil in the first half of 2010, as compared to $0.62 and $5.09, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was primarily attributable to the reduced use of long-haul trucking at Seal.

Operating Netback

	Three Months Ended June 30			Six Months Ended June 30
($ per boe except for % and volume)	2010	2009	Change	2010	2009	Change
Sales volume (boe/d)	44,177	40,544	9%	43,884	39,946	10%
Operating netback ($/boe) (1):
Sales price (2)	$51.67	$44.78	15%	$54.01	$40.11	35%
Less:
Royalties	9.61	7.76	24%	10.82	6.96	55%
Operating expenses	10.64	10.77	(1%)	10.71	10.83	(1%)
Transportation expenses	3.01	3.10	(3%)	2.98	3.30	(10%)
Operating netback before financial derivative contracts	$28.41	$23.15	23%	$29.50	$19.02	55%
Financial derivative contracts gain (3)	3.09	5.55	(44%)	2.72	6.31	(57%)
Operating netback after financial derivative contracts	$31.50	$28.70	10%	$32.22	$25.33	27%

 (1) Operating netback table includes revenues and costs associated with sulphur production.
 (2) Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.
(3) Financial derivative contracts reflect realized derivative gains (losses) only.

General and Administrative Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
General and administrative expenses	$9,291	$6,671	39%	$20,422	$15,405	33%
General and administrative expenses per boe	$2.31	$1.81	28%	$2.57	$2.13	21%

General and administrative expenses for the second quarter of 2010 increased to $9.3 million from $6.7 million for the same period in 2009. The increase consists of $0.5 million related to our Income Tracking Unit Plan (which had no corresponding expense in the second quarter of 2009), higher operating overhead recoveries of $1.0 million in the second quarter of 2009 and an increase in rent expense during the quarter as compared to the three months ended June 30, 2009.

General and administrative expenses for the first half of 2010 increased to $20.4 million from $15.4 million for the same period in 2009. The increase consists of $1.8 million related to our Income Tracking Unit Plan (which had no corresponding expense in the first half of 2009), $1.1 million in tax indemnification payments relating to our Trust Unit Rights Incentive Plan, higher operating overhead recoveries of $1.0 million in the second quarter of 2009 and increases in rent, consulting and technical costs as compared to the six months ended June 30, 2009. Excluding the tax indemnification item, which we do not expect to incur in the future, general and administrative expenses per boe would have been $2.43 per boe for the six months ended June 30, 2010 (six months ended June 30, 2009 – $2.13 per boe).

Unit-based Compensation Expense

Compensation expense related to our Trust Unit Rights Incentive Plan was $2.4 million for the second quarter of 2010, as compared to $1.5 million for the second quarter of 2009. For the six months ended June 30, 2010, compensation expense was $4.8 million, an increase of 54% compared to $3.2 million for the same period in 2009.

Compensation expense associated with our Trust Unit Rights Incentive Plan is recognized in income over the vesting period of the rights with a corresponding increase in contributed surplus. The exercise of rights is recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Interest Expense

Interest expense for the second quarter of 2010 decreased to $6.5 million, as compared to $7.7 million in the second quarter of 2009. The decrease was attributable to a lower effective interest rate on long-term debt due to the issuance on August 26, 2009 of $150 million of 9.15% senior unsecured debentures and the retirement on September 25, 2009 of US$179.7 million of 9.625% senior subordinated notes and US$0.2 million of 10.5% senior subordinated notes.

Interest expense for the six months ended June 30, 2010 was $12.6 million compared to $15.8 million in the same period in 2009. Similar to the second quarter 2010 results above, the decrease was attributable to a lower effective interest rate on long-term debt, as described above.

Financing Charges

Financing charges for the three and six months ended June 30, 2010 decreased to $1.4 million, as compared to $1.8 million in the three and six months ended June 30, 2009. The reduction in 2010 is due to lower fees associated with our revolving credit facilities, as compared to the same periods in 2009.

Foreign Exchange

Foreign exchange loss in the second quarter of 2010 was $4.3 million, as compared to a gain of $12.3 million in the second quarter of 2009. The loss is comprised of an unrealized foreign exchange loss of $7.3 million and a realized foreign exchange gain of $3.0 million. The gain for the same period in 2009 was comprised of an unrealized foreign exchange gain of $13.9 million and a realized foreign exchange loss of $1.6 million.

Foreign exchange loss for the six months ended June 30, 2010 was $0.4 million, as compared to a gain of $8.3 million in the prior year. The loss is comprised of an unrealized foreign exchange loss of $2.5 million and a realized foreign exchange gain of $2.1 million. The gain for the same period in 2009 was comprised of an unrealized foreign exchange gain of $9.3 million and a realized foreign exchange loss of $1.0 million.

Unrealized gains and losses are comprised of the translation of US$180 million portion of the bank loan and the translation of the change in market values for financial derivative contracts at the month-end foreign exchange rates. For the three and six months ended June 30, 2010, the unrealized loss was due to the weakening CAD/USD foreign exchange rate at each month-end balance sheet date as compared to the strengthening of the CAD/USD foreign exchange rate at each month-end balance sheet date for same period in 2009.

Realized gains and losses are comprised of the translation of U.S. dollar denominated monetary balances at the average foreign exchange rate for the period. For the three and six months ended June 30, 2010, the realized gain was due to the weakening of average CAD foreign exchange over the period when converting to USD compared to the strengthening of the average CAD foreign exchange over the same period in 2009 when converting to USD.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion for the three months ended June 30, 2010 increased to $67.3 million from $56.4 million for the same period in 2009. On a sales-unit basis, the provision for the current quarter was $16.75 per boe, as compared to $15.28 per boe for the same quarter in 2009.

Depletion, depreciation and accretion for the six months ended June 30, 2010 increased to $133.3 million from $111.6 million for the same period in 2009. On a sales-unit basis, the provision for the first half of 2010 was $16.79 per boe, as compared to $15.43 per boe for the same period in 2009.

Taxes

Current tax expense of $3.4 million for the second quarter of 2010 is comprised of Saskatchewan resource surcharge capital tax. Current tax expense for the same period a year ago was $2.3 million and was also comprised primarily of Saskatchewan resource surcharge capital tax. Current tax expense for the six months ended June 30, 2010 is $7.0 million or $2.5 million higher than the same period in 2009. The increase in current tax expense for both the three and six months ended June 30, 2010 is due to higher Saskatchewan resource revenues, as compared to the same periods in 2009.

For the second quarter of 2010, future tax recovery totaled $11.2 million, as compared to a recovery of $6.0 million for the second quarter of 2009. For the six months ended June 30, 2010, future tax recovery totaled $13.5 million, as compared to a recovery of $28.2 million for the same period in 2009. The decrease in future tax recovery is due to a variety of factors including higher operating income, a larger positive adjustment to opening tax pools and a reduction in tax rates.

As at June 30, 2010, future income tax liability was $33.8 million (December 31, 2009 - $186.6 million). In May 2010, the Trust acquired a number of private entities for use in our internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of future income tax asset of $147.8 million with a corresponding deferred credit of $109.8 million. This credit reflects the difference between the future income tax asset recognized upon the completion of this transaction and the cash paid. This credit will be amortized on the same basis as the related future income tax asset.

Tax Pools

($ thousands)	June 30, 2010	December 31, 2009
Canadian Tax Pools
Canadian oil and gas property expenditures	$303,038	$299,220
Canadian development expenditures	212,470	189,791
Canadian exploration expenditures	9,192	-
Undepreciated capital costs	241,853	241,071
Non-capital losses	748,389	19,470
Other	12,453	169
Total Canadian tax pools	$1,527,395	$749,721

U.S. Tax Pools
Taxable depletion	$146,664	$148,031
Intangible drilling costs	17,079	9,182
Tangibles	7,452	3,686
Non-capital losses	23,529	4,178
Total U.S. tax pools	$194,724	$165,077

Net Income

Net income for the second quarter of 2010 was $33.0 million, as compared to a net income of $27.5 million for the second quarter in 2009. Revenues, net of royalties, increased $38.3 million or 23% in the three months ended June 30, 2010, as compared to the same period in 2009. This increase is further boosted by a $2.6 million increase in gain on financial derivative contracts in the second quarter of 2010, as compared to same period in 2009. This is offset by an increase in operating expenses of $3.0 million and an increase in transportation and blending expenses of $6.9 million. The remaining changes are an increase in depletion and accretion expense of $10.9 million and an overall $16.7 million increase in foreign exchange loss for the second quarter of 2010, as compared to the same period in 2009.

Net income for the first six months of 2010 was $85.0 million, as compared to a net income of $19.0 million for the first six months of 2009. Revenues, net of royalties, increased $124.2 million or 42% in the six months ended June 30, 2010, as compared to the same period in 2009. This increase is further boosted by a $20.4 million increase in gain on financial derivative contracts in the first six months of 2010, as compared to same period in 2009. This is offset by an increase in operating expenses of $6.8 million and an increase in transportation and blending expenses of $21.1 million. The remaining changes are an increase in depletion and accretion expense of $21.8 million and an overall $8.7 million increase in foreign exchange loss for the six months ended June 30, 2010, as compared to the same period in 2009.

Other Comprehensive Income (Loss)

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date of 0.9429 USD/CAD, while revenues and expenses are translated using the average exchange rate for the three months and six months ended June 30, 2010 of 0.9733 and 0.9671 USD/CAD, respectively. Translation gains and losses are deferred and included in other comprehensive income in unitholders’ capital and are recognized in net income when there has been a reduction in the net investment.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. The reduction of $19.3 million for 2009 plus the reduction of $5.1 million in the first quarter of 2010 and the addition of $7.6 million in the second quarter of 2010 resulted in a balance of $1.4 million in accumulated other comprehensive loss at June 30, 2010.

Funds from Operations, Payout Ratio and Distributions

Funds from operations and payout ratio are non-GAAP terms. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. Payout ratio is calculated as cash distributions (net of participation in the Distribution Reinvestment Plan (“DRIP”)) divided by funds from operations. The Trust considers these to be key measures of performance as they demonstrate the Trust’s ability to generate the cash flow necessary to fund distributions and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Six Months Ended		Years Ended
($ thousands except for %)	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$111,438	$94,144	$83,525	$205,582	$119,581	$303,162	$471,237
Change in non-cash working capital	(3,039)	12,755	2,825	9,716	25,690	27,878	(38,857)
Asset retirement expenditures	724	599	311	1,323	762	1,146	1,443
Funds from operations	$109,123	$107,498	$86,661	$216,621	$146,033	$332,186	$433,823
Cash distributions declared, net of DRIP	$46,761	$49,142	$32,569	$95,903	$67,516	$137,601	$197,026
Payout ratio	43%	46%	38%	44%	46%	41%	45%

The Trust does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of oil and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the oil and gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire oil and natural gas assets increase significantly, it is possible that the Trust would be required to reduce or eliminate its distributions in order to fund capital expenditures. There can be no certainty that the Trust will be able to maintain current production levels in future periods.

Cash distributions declared, net of DRIP participation, of $46.8 million for the second quarter of 2010 were funded through funds from operations of $109.1 million. The following table compares cash distributions to cash flow from operating activities and net income:

	Three Months Ended			Six Months Ended		Years Ended
($ thousands)	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$111,438	$94,144	$83,525	$205,582	$119,581	$303,162	$471,237
Cash distributions declared, net of DRIP	46,761	49,142	32,569	95,903	67,516	137,601	197,026
Excess of cash flow from operating activities over cash distributions declared, net of DRIP	64,677	$45,002	$50,956	109,679	52,065	$165,561	$274,211

Net income	$33,027	$51,954	$27,451	$84,981	$18,961	$87,574	$259,894
Cash distributions declared, net of DRIP	46,761	49,142	32,569	95,903	67,516	137,601	197,026
Excess (shortfall) of earnings over cash distributions declared, net of DRIP	$(13,734)	$2,812	$(5,118)	$(10,922)	$(48,555)	$(50,027)	$62,868

It is Baytex’s long-term operating objective to substantially fund cash distributions and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash distributions. During periods of lower commodity prices or periods of higher capital spending, it is possible that funds from operations will not be sufficient to fund both cash distributions and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing.

As at June 30, 2010, Baytex had approximately $152.4 million in available undrawn credit facilities to fund any such shortfall. As Baytex strives to maintain a consistent distribution level under the guidance of prudent financial parameters, there may be times when a portion of our cash distributions would represent a return of capital.

For the three months ended June 30, 2010, the Trust’s net income was less than cash distributions declared (net of DRIP) by $13.7 million, with net income reduced by $78.4 million for non-cash items. For the six months ended June 30, 2010, the Trust’s net income was less than cash distributions declared (net of DRIP) by $10.9 million, with net income reduced by $120.6 million for non-cash items. Non-cash items such as depletion, depreciation and accretion may not be fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

Liquidity and Capital Resources

As a result of the 2008/2009 economic crisis, there have been periodic disruptions in the availability of credit. In light of this situation, we have undertaken a thorough review of our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

(thousands of Canadian dollars, except per unit amounts)	June 30, 2010	December 31, 2009	June 30, 2009
Bank loan	$341,919	$265,088	$154,171
Convertible debentures	5,864	7,736	10,053
Long-term notes	150,000	150,000	209,187
Working capital deficiency	55,660	51,452	38,550
Total monetary debt	$553,443	$474,276	$411,961

At June 30, 2010, total monetary debt was $553.4 million, as compared to $474.3 million at December 31, 2009, and $412.0 million at June 30, 2009. Bank borrowings and working capital deficiency at June 30, 2010 were $397.6 million, as compared to total credit facilities of $550.0 million.

Baytex has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. During the second quarter, we reached agreement with our lending syndicate to amend our revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term out following the revolving period.  In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012.  Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of our assets.

The credit facilities were arranged pursuant to an agreement with a syndicate of financial institutions. A copy of our credit agreement and related amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008, July 9, 2009, August 14, 2009, October 5, 2009 and July 15, 2010).

Pursuant to various agreements with our lenders, we are restricted from making distributions to unitholders where the distribution would or could have a material adverse effect on the Trust or its subsidiaries' ability to fulfill its obligations under Baytex's credit facilities or the Series A senior unsecured debentures.

The Trust believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, distributions to the unitholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of distribution is also discretionary, and the Trust has the ability to modify distribution levels should funds from operations be negatively impacted by factors such as a reduction in commodity prices.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended June 30		Six Months Ended June 30
($ thousands)	2010	2009	2010	2009
Land	$8,466	$5,413	$14,353	$6,813
Seismic	236	1,528	(39)	1,844
Drilling and completion	35,058	21,432	72,974	57,792
Equipment	19,071	748	32,554	9,759
Other	(283)	797	(283)	1,185
Total exploration and development	$62,548	$29,918	$119,559	$77,393

Corporate acquisition	40,914	-	40,914	-
Property acquisitions	4,709	2,342	7,042	2,342
Property dispositions	(50)	6	(50)	(10)
Total oil and gas expenditures	108,121	32,266	167,465	79,725
Corporate assets (1)	(1,213)	360	3,243	549
Total capital expenditures	$106,908	$32,626	$170,708	$80,274

(1) Includes a reduction to corporate assets of $3.7 million for leasehold improvement allowances.

Unitholders’ Equity

The Trust is authorized to issue an unlimited number of trust units. As at August 9, 2010, the Trust had 111,554,050 trust units issued and outstanding.

As at August 9, 2010, the Trust had a principal amount of $5.7 million convertible unsecured subordinated debentures outstanding which are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per unit. The convertible debentures mature on December 31, 2010, at which time they are due and payable.

Contractual Obligations

The Trust has a number of financial obligations in the ordinary course of business. These obligations are of a recurring nature and impact the Trust’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded through funds from operations. These obligations as of June 30, 2010, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-2 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$190,847	$190,847	$-	$-	$-
Distributions payable to unitholders	20,027	20,027	-	-	-
Bank loan (1)	341,919	-	341,919	-	-
Convertible debentures (2)	5,894	5,894	-	-	-
Long-term debt (2)	150,000	-	-	-	150,000
Operating leases	56,769	5,748	11,488	11,131	28,402
Processing and transportation agreements	6,682	4,348	2,252	82	-
Total	$772,138	$226,864	$355,659	$11,213	$178,402

(1) The bank loan is a 364-day revolving loan with a one year term-out following the 364-day revolving period with the ability to extend the term. Unless extended, the revolving period will end on June 27, 2011 with all amounts to be re-paid by June 27, 2012.

(2) Principal amount of instruments.

The Trust also has on-going obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Risk Management

Financial Instruments and Risk Management

The Trust is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by the Trust through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. The Trust manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at June 30, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months and six months ended June 30, 2010.

Quarterly Financial Information
	2010		2009				2008
($ thousands, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Petroleum and natural gas sales	241,564	261,782	237,981	208,264	193,239	150,336	199,890	363,044
Net income (loss)	33,027	51,954	27,956	40,657	27,451	(8,490)	52,401	137,228
Per unit - basic	0.30	0.47	0.26	0.38	0.26	(0.09)	0.54	1.44
Per unit - diluted	0.29	0.46	0.25	0.37	0.26	(0.09)	0.53	1.39

Changes in Accounting Policies

Future Accounting Changes

In January 2009, the Canadian Institute of Chartered Accountants (the “CICA”) issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board (the “AcSB”) issued a third IFRS Omnibus Exposure Draft confirming that IFRS will replace the current GAAP for financial periods beginning on January 1, 2011. At the transition date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by Baytex for the year ending December 31, 2010, including the opening balance sheet as at January 1, 2010. Baytex expects IFRS will not have a major impact on the Trust’s operations or strategic decisions.

The Trust continues to implement plans for transitioning to IFRS. The key elements of the transition include analyzing accounting policy alternatives, process changes, internal control requirements and information system changes. During the first half of 2010, our work focused on further analyzing alternative accounting policies and drafting IFRS accounting policies, most notably under property, plant and equipment (“PP&E”), and reviewing potential internal control changes. Baytex is in the process of completing its January 1, 2010 IFRS opening balance sheet based on its draft accounting policies. In addition, the Trust is preparing the March 31, 2010 IFRS adjustments. Baytex’s external auditors are expected to review the Trust’s draft IFRS accounting policies and the IFRS opening balance sheet impacts during the remainder of 2010. The Trust’s IFRS project will continue through 2010 and is on schedule for a January 1, 2011 implementation date.

Management continues to analyze the accounting changes and has not yet finalized its accounting policies and as such is unable to quantify the impact on the financial statements of adopting IFRS. Communication of the quantitative impacts to external stakeholders is expected to occur in the latter half of 2010. In addition, due to anticipated changes to IFRS and International Accounting Standards prior to the Trust’s adoption of IFRS, management’s draft policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A.

First-Time Adoption of IFRS

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Baytex. At this time, the Trust anticipates it will apply the following exemptions:

PP&E – IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at its time of adoption, to measure exploration and evaluation assets at the amount determined under the entity’s previous GAAP and to measure oil and gas assets in the development and production phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using reserve volumes or reserve values as of that date. The Trust has allocated the amount recognized under Canadian GAAP as at January 1, 2010 using both reserve volumes and reserve values to the assets at an area level and is evaluating the outcome of each calculation.

Asset retirement obligations –  Decommissioning liabilities included in the cost of property, plant and equipment are measured as at January 1, 2010 in accordance with International Accounting Standards (“IAS”) 37, “Provisions, Contingent Liabilities and Contingent Assets”, and the difference between that amount and the carrying amount of those liabilities at January 1, 2010 determined under current GAAP are recognized directly in retained earnings.

Business combinations – IFRS 1 permits the use of IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.

Share-based payments – IFRS 1 provides an exemption on IFRS 2, “Share-Based Payments” to equity instruments which vested before the Trust’s transition date to IFRS.

Cumulative translation differences – An option is available to deem cumulative translation differences on all foreign operations as zero at the date of transition.

Key Accounting Policy Differences

The transition from GAAP to IFRS is significant and may materially affect our reported financial position and results. At this time, Baytex has identified the following key differences that will impact the financial statements:

Exploration and Evaluation (“E&E”) expenditures – On transition to IFRS, Baytex will re-classify all E&E expenditures that are currently included in the PP&E balance on the consolidated balance sheet. This will consist of the book value of undeveloped land that relates to exploration properties. Baytex will initially capitalize these costs as E&E assets on the balance sheet. E&E assets will not be depleted and must be assessed for impairment when indicators of impairment exist.

Depletion expense – Under IFRS, costs will be depleted on a unit of production basis at a more granular level than the country level. The Trust has the option to base the depletion calculation using either total proved or proved plus probable reserves. Baytex has not concluded at this time which method it will use.

Impairment of PP&E assets – Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under GAAP. Impairment calculations will be performed at the cash generating unit level using either total proved or proved plus probable reserves. Impairment losses are reversed under IFRS when there is an increase in the recoverable amount. Under GAAP, estimated future cash flows used to assess impairments are not discounted. As such, impairment losses may be recognized earlier under IFRS than under GAAP. At January 1, 2010, the Trust is not anticipating any impairment of PP&E as a result of adopting IFRS.

Provisions – The Trust has made a preliminary decision to discount the estimated fair value of its asset retirement obligations and the related PP&E using a risk-free interest rate. Under GAAP, the Trust uses a credit-adjusted interest rate. A lower discount rate will increase the asset retirement obligation liability. In addition, under IFRS, asset retirement obligations are measured as the best estimate of the expenditure to be incurred and requires the use of current discount rates at each re-measurement date with the corresponding adjustment to the cost of the related PP&E. Existing liabilities under current GAAP are not re-measured using current discount rates.

Unit-based compensation – The Trust has determined the major differences from current GAAP that would impact the Trust are treating graded vesting awards as multiple separate awards with different lives and estimating forfeiture rates in advance as opposed to recognizing the impact when the forfeiture occurs. The Trust is currently analyzing the effect of the changes under IFRS on its unit-based compensation calculations.

Income taxes – In transitioning to IFRS, the Trust’s future tax liability will be impacted by the tax effects resulting from the IFRS adjustments. Due to the withdrawal in November 2009 of the exposure draft on IAS 12, “Income Taxes”, Baytex continues to assess the impact that the IFRS income tax principles may have on the Trust.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

During 2010, the Trust will continue to assess the impact of the adoption of IFRS on internal controls over financial reporting to ensure all changes in accounting polices include appropriate additional controls and procedures for future IFRS reporting requirements.

Disclosure controls and procedures

Throughout the transition process, Baytex will be assessing stakeholders’ information requirements to ensure that appropriate and timely information is provided once available.

Information Technology Systems

During the first half of 2010, the Trust continued to implement modifications to the accounting systems to accommodate the additional requirements under IFRS and to allow for the preparation of both GAAP and IFRS financial statements in 2010. Additional system modifications will be implemented based on final accounting policy choices.

Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: our ability to fund our capital expenditures and distributions on our trust units from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash distributions and capital program; the timing of funding our financial obligations; the impact of the adoption of new accounting standards on our financial results; and the impact of the adoption of IFRS on our financial position and results of operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.